Brian Hecht To Call Writer Directly: (212) 446-4807 brian.hecht@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

September 28, 2016

VIA EDGAR TRANSMISSION

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Atento S.A. Form 20-F for Fiscal Year Ended December 31, 2015 Filed April 18, 2016 File No. 001-36671 Request for extension to respond to Staff Comment Letter dated September 16, 2016

Dear Mr. Pacho:

We are writing on behalf of our client, Atento S.A. (the “Company”), and in connection with the comment letter dated September 16, 2016 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”).

The purpose of this letter is to memorialize our telephonic discussion with the Staff on September 26, 2016, whereby the Staff has agreed to the Company’s request for an extension for the Company to provide the requested response in connection with the Form 20-F within twenty business days of the date of the Comment Letter.

If you have any further questions or require additional information regarding these matters, please contact me at (212) 446-4807 or at brian.hecht@kirkland.com.

Sincerely yours,

/s/ Brian Hecht

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